UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          JOS. A. BANK CLOTHIERS, INC.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   480838101
                                   ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 23, 2003
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP NO. 480838101                                            Page 2 of 6 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  289,901
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   289,901
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            289,901

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            4.34%

14       Type of Reporting Person (See Instructions)

                  OO; IA

                                  SCHEDULE 13D

CUSIP NO. 480838101                                            Page 3 of 6 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  289,901
  Shares
Beneficially               8        Shared Voting Power
Owned By                                    0
   Each
 Reporting                 9        Sole Dispositive Power
   Person                                   289,901
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            289,901

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            4.34%

14       Type of Reporting Person (See Instructions)

                  IA

                                                               Page 4 of 6 Pages

                  This Amendment No. 3 to Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Shares"), of Jos. A. Bank Clothiers, Inc. (the "Issuer"). This Amendment No. 3 supplementally amends the initial statement on Schedule 13D, dated January 1, 1997, filed by the Reporting Persons (as defined herein), and all amendments thereto (collectively, the "Initial Statement"). This Amendment No. 3 is being filed by the Reporting Persons to report that the number of Shares of which the Reporting Persons may be deemed to be the beneficial owners has decreased by more than one percent of the outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) Soros Fund Management LLC ("SFM LLC"); and

                  (ii) Mr. George Soros ("Mr. Soros").

                  This Statement relates to Shares held for the account of Quantum Partners.

Item 3.           Source and Amount of Funds or Other Consideration

                  Quantum Partners expended approximately $254,798.75 of its working capital to purchase the securities reported herein as being acquired since August 30, 2003 (60 days prior to the date hereof). This number consists of certain open-market purchases of Shares as set forth in Item 5(c) hereto.

                  The securities held for the accounts of Quantum Partners and/or other SFM Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The securities which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in their respective accounts.

Item 4.           Purpose of Transaction

                  All of the Shares reported herein as having been acquired for or disposed of from the account of Quantum Partners were acquired or disposed of for investment purposes. Neither Quantum Partners, the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons and/or SFM Clients, market conditions or other factors.

                                                               Page 5 of 6 Pages

Item 5.           Interest in Securities of the Issuer

                  Item 5 is supplementally amended as follows:

                  According to information disclosed by the Issuer in its quarterly report on Form 10-Q for the quarterly period ending August 2, 2003, the number of Shares outstanding was 6,674,773 as of September 5, 2003.

                  (a) Each of SFM LLC and Mr. Soros may be deemed the beneficial
owner  of  the  289,901  Shares  held  for  the  account  of  Quantum   Partners
(approximately 4.34% of the total number of Shares outstanding).

                  (b) SFM LLC, pursuant to the terms of a contract between Quantum Partners and SFM LLC, and Mr. Soros, as a result of his position with SFM LLC, may each be deemed to have the sole power to direct the voting and disposition of the 289,901 Shares held for the account of Quantum Partners.

                  (c) There have been no transactions effected with respect to the Shares since August 30, 2003 (60 days prior to the date hereof) by any of the Reporting Persons, except for the following: 1) Quantum Partners purchased 2,500 Shares on October 20, 2003 at a price of $42.5315; 2) Quantum Partners purchased 3,500 Shares on October 20, 2003 at a price of $42.42; 3) Quantum Partners sold 150,000 Shares on October 23, 2003 at a price of $44.127, 4) Quantum Partners sold 21,500 Shares on October 27, 2003 at a price of $43.3916, and 5) Quantum Partners sold 128,500 Shares on October 28, 2003 at a price of $43.7837.

                  (d) The shareholders of Quantum Partners, including Quantum Endowment Fund N.V., have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                  (e) As of October 28, 2003, each of SFM LLC and Mr. Soros ceased to be the beneficial owners of more than five percent of the Shares.

                                                               Page 6 of 6 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: October 29, 2003                      SOROS FUND MANAGEMENT LLC


                                            By: /s/Richard D. Holahan, Jr.
                                                --------------------------
                                                Richard D. Holahan, Jr.
                                                Assistant General Counsel

                                            GEORGE SOROS


                                            By: /s/Richard D. Holahan, Jr.
                                                --------------------------
                                                Richard D. Holahan, Jr.
                                                Attorney-in-Fact